Corporate Legal, LLC – Attorneys

Corporate, Securities & Underwriter’s Counsel

6041 S. Syracuse Way, Suite 305, Greenwood Village, CO 80111 Office (303) 874-3175 Facsimile (303) 397-1967

November 26, 2008

VIA EDGAR

Ryan C. Milne, Accounting Branch Chief

Raquel Howard, Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Commerce Holdings, Inc.
Item 4.01 Form 8-K
Filed October 31, 2008
File No. 000-52564

Dear Mr. Milne and Ms. Howard:

In response to the staff’s comment letter of November 5, 2008, relating to the above referenced filing, on behalf of our client, Commerce Holdings, Inc. (the “Company”), we submit the following responses to your comments:

1.

The first paragraph of Item 4.01 has been amended to reflect that Stan J.H. Lee (“Lee”), the Company’s former independent accountant, reviewed the Company’s interim financial statements for the periods ended March 31, 2007 and June 30, 2007, but that the Company’s financial statements for the period ended September 30, 2007 (the “2007 third quarter financials”) were not reviewed by an independent accountant. The Company’s anticipates that upon completion of the audit of the Company’s financial statements for the fiscal year ended December 31, 2007 by its current independent accountant, Ronald C. Chadwick, P.C. (“Chadwick”), that as a part of such audit, Chadwick will review the 2007 third quarter financials.

Concurrent with the filing of the Company’s Amendment to the above referenced Form 8-K, the Company is filing Amendment No. 1 to its Form 10-QSB for the quarter ended September 30, 2007, wherein it is disclosed that the 2007 third quarter financials contained therein have not been reviewed by an independent accountant. Upon completion of Chadwick’s review of the 2007 third quarter financials, the Company will further amend the subject Form 10-QSB to include Chadwick’s review report.

Ryan C. Milne, Accounting Branch Chief

Raquel Howard, Staff Accountant

United States Securities and Exchange Commission

November 26, 2008

2.	The first paragraph of Item 4.01 has been amended to eliminate any reference to an “effective date.”

3.

The second paragraph of Item 4.01 has been amended to reflect that there were no disagreements with Lee and/or reportable events in connection with the audit of the Company’s financial statements as of and for the fiscal years ended December 31, 2006 and 2005, and for the fiscal year ended December 31, 2007 and for the interim periods through October 28, 2008 (the date of dismissal of Lee).

4.	The third paragraph of Item 4.01 has been revised to clarify that the former accountant’s report contained an explanatory paragraph regarding the Company’s ability to continue as a going concern.

5.	An updated letter from the Company’s former accountant as to the revised disclosure contained in the Amended Form 8-K has been annexed to the filing as Exhibit 16.2.

Also, concurrent with the filing of the Amended Form 8-K, the Company is filing a statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws (the “tandy letter”).

We believe the Company has satisfactorily responded to all issues contained in the staff’s November 5, 2008 comment letter; however, if further clarification is required, please do not hesitate to contact the undersigned.

Yours very truly,

CORPORATE LEGAL, LLC

s/Gordon Dihle

Gordon Dihle

Attorney for Commerce Holdings, Inc.